Exhibit 99.1

Silvercorp Reports Operational Results and Financial Results Release Date for the Second Quarter, Fiscal 2027

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, Oct. 19, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports production and sales figures for the second quarter ended September 30, 2026 ("Q2 Fiscal 2027"). Silvercorp expects to release its Q2 Fiscal 2027 unaudited interim financial results on Thursday, November 5, 2026, after market close.

Q2 Fiscal 2027 Operational Highlights:

•	During the quarter, 213,320 tonnes of ore were processed at the Ying Mining District and produced 0.9 million ounces of silver, 1,371 ounces of gold, or 1.0 million ounces of silver equivalent, 7.6 million pounds of lead, and 0.7 million pounds of zinc, representing decreases of 41%, 34%, 42%, 41%, and 51% in silver, gold, silver equivalent, lead and zinc, respectively, over the same quarter last year ("Q2 Fiscal 2026"), in line with an expected 40-50% impact previously disclosed on June 29, 2026. Production resumed at the Ying Mining District and ended the quarter at a 90% operating rate;
•	Revenue of $72.1 million, representing a decrease of 13% over Q2 Fiscal 2026 due to lower production, was partially offset by an 82% higher average realized silver price of $61.83 per ounce and a 32% higher gold price of $3,955 per ounce;
•	Safety Compliance Progressing: Major safety improvement works at the Ying Mining District have been substantially completed, inspected by the government and approved to resume operations, which include tunnel enlargement and support, equipment upgrades, replacing all flame-retardant power cables with halogen-free, flame-retardant cables, and expanding the "Six Major Safety Systems" to all tunnels. Approximately $13.4 million were incurred in Q2 Fiscal 2027 for these improvement works. The company is also working on permitting of environment, safety and land, to build several waste rock dumps at the Ying Mining district to accommodate material from extensive tunneling, as the aggregate plant cannot process and sell all the waste rock from the tunnels. Meanwhile the GC Mine remains under suspension pending a new mine development design approval and additional work completed;
•	Mill Expansion on Track: Construction of the No. 3 mill at the Ying Mining District is advancing as planned, with most of the drawings having been completed and delivered to the construction team, and the foundations for the machine shop, crushed ore silo, and main plant have been completed, welding for the elevated water tank is finished, and excavation for the tailings thickener is currently underway.

Mine Development & Construction Updates:

•	Kuanping mine construction continued, with 1,507 metres ("m") of ramp development, 462 m of exploration tunneling and 4,759 m of drilling completed;
•	El Domo mine construction was impacted by persistent heavy rainfall throughout Q2 Fiscal 2027, which is typically dry season, but due to the effects of this year's Super El Niño. During the quarter, approximately 1,009,239 cubic metres of excavation and pre-stripping were completed, despite precipitation of 620 millimetres - 489% higher than the six-year average. Not only were construction works suspended during 77 days of rain, but many finished engineering works were repeatedly damaged by the heavy rainfall and required repeated repairing. This has especially impacted the construction of the Tailing Storage Facility (TSF), as all surface water runs to the low point of the initial dam site. Significant efforts were put into the water management systems, such as building more water drainage and diversion systems, beyond the original engineering design.

Civil works at the Process Plant are progressing well as this site is protected by the Northeast Water Channel. The foundations for the plant buildings and main equipment were completed, waiting for installation. The pre-fabricated structural steel for the Process Plant has been shipped from the factory, and the first batch of major long lead-time equipment has also arrived in the Ecuador port.

Construction of a Substation at the El Domo site and the external power line to connect to the power grid has also commenced, while 10 gen-sets of 17 MW capacity are ready to be shipped to site as an independent power supply, as required by Ecuador regulations.

Open-pit pre-stripping has also been impacted by heavy rainfall and progressed across three working areas, with a fleet of ten 60-tonne haul trucks and twenty to thirty 30-tonne trucks from local community members;
•	Chaarat ZAAV project: A camp with 110 beds for our site management team and 290 beds for contractors with winter heating facilities has been constructed and is in use. Since mid May 2026, CRCC19 has advanced 1,880 m of a 15-metre wide access road and has reached the Tulkubash ore body, and pit pre-stripping has commenced.

Site preparation, surface clearing and earthworks for the construction of the Heap Leach Pad are completed by CRCC19, with 0.93 million cubic metres of material being cut and removed under the supervision of independent QA/QC agents, UK-based SLR Engineering and locally-based Ken-Too. The site is now largely ready for drainage and liner installation and facility construction, scheduled for the Spring of 2027 after completion of Kyrgyz local adaptation and legalization of the 2021 Ausenco design and after selection of the qualified contractors.

Preliminary design for the ADR and crushing plants by Beijing-based BGRIMM, assisted by a Kyrgyzstan engineering firm to comply with Kyrgyz standards, has been completed. The equipment tender bids for the ADR and crushing plants are in progress.

Consolidated Operational Results for Q2 Fiscal 2027 and 2026

	Q2 Fiscal 2027			Q2 Fiscal 2026
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Silver-lead Ore Processed (tonnes)	188,061	477	188,538	235,168	76,249	311,417
Silver (grams/tonne)	157	51		207	64
Lead (%)	2.0	1.1		2.6	0.9
Zinc (%)	0.3	1.9		0.4	2.8

Gold Ore Processed (tonnes)	25,259	-	25,259	29,834	-	29,834
Gold (grams/tonne)	1.1	-		1.4	-
Silver (grams/tonne)	46	-		81	-
Lead (%)	0.6	-		0.9	-
Total Ore Processed (tonnes)	213,320	477	213,797	265,002	76,249	341,251

Recovery Rates
Silver (%)	94.1	83.6		94.8	85.8
Gold (%)*	92.9	-		94.2	-
Lead (%)	90.4	94.8		93.5	89.0
Zinc (%)	57.7	87.8		65.8	91.1

Metals Produced
Silver (million ounces)	0.9	0.01	0.9	1.5	0.1	1.7
Gold (ounces)	1,371	-	1,371	2,085	-	2,085
Silver equivalent (million ounces)	1.0	0.01	1.0	1.7	0.1	1.8
Lead (million pounds)	7.6	0.2	7.8	12.9	1.3	14.2
Zinc (million pounds)	0.7	0.1	0.8	1.4	4.2	5.6

Metals Sold
Silver (million ounces)	0.9	0.02	0.9	1.5	0.1	1.7
Gold (ounces)	1,574	-	1,574	2,033	-	2,033
Lead (million pounds)	7.3	0.2	7.5	13.5	1.3	14.8
Zinc (million pounds)	0.9	0.2	1.1	1.4	4.2	5.7
*Only representing the gold recovery rate for Gold Ore.

The Ying Mining District processed 213,320 tonnes of ore, down 20% over Q2 Fiscal 2026,,affected by the safety system improvements. Approximately 0.9 million ounces of silver, 1,371 ounces of gold, or 1.0 million ounces of silver equivalent1, plus 7.6 million pounds of lead and 0.7 million pounds of zinc were produced, representing decreases of 41%, 34% , 42%, 41%, and 51% in silver, gold, silver equivalent, lead and zinc, respectively, over Q2 Fiscal 2026.

GC Mine to Remain Suspended Until New Mine Development Design Approval

The GC Mine processed 477 tonnes of stockpiled ore, and produced  0.01 million ounces of silver, 0.2 million pounds of lead and 0.1 million pounds of zinc.

Mining activities have been suspended since late June 2026 as the company has not updated its 2014 China-standard technical design for mining operation to reflect changes in geology and tunneling advancement. Safety inspections by the government have been rigidly focused on any deviation of the actual development from the original mine design or any updated mine design. Accordingly, resumption of production at the GC Mine is pending the completion of an updated mine development design by a qualified Chinese engineering firm, and then a completed filing with the National Safety Production Administration Bureau and Department of Emergency Management of Guangdong Province. Once the filing is accepted by government authorities, the GC Mine will be able to construct safety-related production facilities, with the Phase 1 intended to upgrade the existing mining areas, and the Phase 2 to develop new, deeper levels below -300 m elevation.

Silvercorp has engaged Changsha Institute of Mining Research Co., Ltd. to update the mine development plan design, including the safety facilities, which is expected to be completed by the end of December 2026 and then approved by the Guangdong Provincial Department of Emergency Management in March 2027. It may take 6-8 months to upgrade the Phase 1 development and to get the mine to resume production by November of 2027. As the GC Mine contributes less than 10% to total revenue, the Company does not expect the suspension to have a material impact on its overall operations or financial performance during this period.

Most technical personnel at GC have been reassigned to operations at the Ying Mining District, the BYP project permitting process, and construction of the El Domo and Condor projects in Ecuador and the Chaarat project in Kyrgyzstan.

Consolidated Operational Results for the Six months ended September 30, 2026 and 2025

	Six months ended September 30, 2026			Six months ended September 30, 2025
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Silver-lead Ore Processed (tonnes)	478,125	63,714	541,839	488,126	151,118	639,244
Silver (grams/tonne)	159	56		213	66
Lead (%)	2.0	0.9		2.7	0.8
Zinc (%)	0.3	2.4		0.5	2.6

Gold Ore Processed (tonnes)	58,411	-	58,411	60,231	-	60,231
Gold (grams/tonne)	1.2	-		1.4	-
Silver (grams/tonne)	47	-		66	-
Lead (%)	0.8	-		0.8	-
Total Ore Processed (tonnes)	536,536	63,714	600,250	548,357	151,118	699,475

Recovery Rates
Gold (%)*	91.5	-		93.8	-
Silver (%)	94.5	85.5		94.7	85.6
Lead (%)	91.6	93.3		93.8	89.5
Zinc (%)	62.7	90.5		64.9	90.6

Metals Produced
Silver (million ounces)	2.3	0.1	2.4	3.2	0.3	3.5
Gold (ounces)	3,907	-	3,907	4,135	-	4,135
Silver equivalent (million ounces)	2.6	0.1	2.6	3.6	0.3	3.9
Lead (million pounds)	20.1	1.2	21.2	27.5	2.4	30.0
Zinc (million pounds)	2.3	3.0	5.2	3.3	7.6	10.9

Metals Sold
Silver (million ounces)	2.3	0.1	2.4	3.2	0.3	3.5
Gold (ounces)	4,028	-	4,028	3,984	-	3,984
Lead (million pounds)	20.0	1.1	21.2	27.6	2.4	30.0
Zinc (million pounds)	2.2	3.1	5.3	3.3	7.6	10.9
*Only representing the gold recovery rate for Gold Ore.

About Silvercorp
Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS
This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding the timing of release the Company's Q2 Fiscal 2027 unaudited interim financial results;   timing of commissioning of the El Domo mine; permitting and construction of waste rock dumps and the No. 3 mill at the Ying Mining District; development of the Kuanping mine; the timing of heap leach pad construction at the Chaarat project; Kyrgyz adaption and legalization of the 2021 Ausenco design, contractor selection and procurement of the ADR and crushing plant equipment; the timing of completion and approval of an updated mine development design for the GC Mine, the Phase 1 and Phase 2 development, and the expected resumption of production;  and the expected impact of the GC Mine suspension on the Company's operations and financial performance.  By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia, Ecuador and Kyrgyzstan;  ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; Government safety inspections and suspensions; integration and operations of Adventus and Chaarat ZAAV CJSC; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations(including flooding and severe weather); conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; uncertainties in geopolitical conditions; public health crises; the Company's investment in New Pacific Metals Corp. and Auro Metals Inc.; and the other risk factors described in the Company's Annual Information Form and in the Company's Annual Report on Form 40-F, and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in its public reports and filings which are available under its profile at www.sedarplus.ca.

i Silver equivalent is calculated by converting the gold metal quantity to its silver equivalent using the ratio between the net realized selling prices of gold and silver achieved, and then adding the converted amount expressed in silver ounces to the ounces of silver.

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SOURCE Silvercorp Metals Inc.

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CNW 18:01e 19-OCT-26